SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2012
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: January 19, 2012

List of materials

Documents attached hereto:

i) Press release announcing Sony Ericsson Reports Fourth Quarter and Full Year 2011 Results and U.S. GAAP Equity Method Results for Sony’s Investment in Sony Ericsson Are Expected to Include Valuation Allowance Against Certain Deferred Tax Assets

January 19, 2012
Sony Corporation

Sony Ericsson Reports Fourth Quarter and Full Year 2011 Results and U.S. GAAP Equity Method Results for Sony’s Investment
 in Sony Ericsson Are Expected to Include Valuation Allowance Against Certain Deferred Tax Assets

Today, Sony Ericsson Mobile Communications AB (“SEMC”), an affiliated company of Sony Corporation (“Sony”) which Sony accounts for under the equity method, announced its financial results for the fourth quarter and the full year ended December 31, 2011 under accounting principles generally accepted in Sweden (“Swedish GAAP”), as attached.

At the same time, and as a result of Sony’s obligation to account for SEMC’s results under the equity method in accordance with generally accepted accounting principles in the United States (“US GAAP”), SEMC is recording a valuation allowance under US GAAP of approximately EUR 650 million (66 billion yen) against certain of its deferred tax assets.  Under the equity method, in Sony’s third quarter (October – December) of the fiscal year ending March 31, 2012, Sony expects to reflect 50%, or approximately EUR 325 million (33 billion yen), of this valuation allowance in equity in net loss of affiliated companies in its consolidated financial results on a US GAAP basis.

As previously stated, Sony is currently reevaluating its forecast of consolidated financial results for the fiscal year ending March 31, 2012, taking into account the transaction in connection with S-LCD Corporation announced on December 26, 2011, this valuation allowance and other factors, including the impact of the October 2011 floods in Thailand, that might affect its consolidated financial results forecast for the full year ending March 31, 2012.

In October 2011 Sony and Telefonaktiebolaget LM Ericsson (“Ericsson”) announced that Sony will acquire Ericsson’s stake in SEMC and that SEMC will become a wholly-owned subsidiary of Sony.  The transaction is expected to close in late January to February, subject to customary closing conditions, including regulatory approvals.

 (For reference)  Sony’s consolidated financial forecast for the fiscal year ending March 31, 2012, which was disclosed on November 2, 2011 and its consolidated financial results for the fiscal year ended March 31, 2011

(Yen in billions)
	Sales and operating revenue	Operating income	Income before income tax	Net income (loss) attributable to Sony Corporation’s stockholders
Consolidated financial forecast for the fiscal year ending March 31, 2012	6,500	20	10	(90)
Consolidated financial results for the fiscal year ended March 31, 2011	7,181.3	199.8	205.0	(259.6)

PRESS RELEASE	January 19, 2012

Sony Ericsson reports fourth quarter and full year 2011 results

•	Q4 loss reflects intense competition, price erosion and restructuring charges
•	65% year-on-year increase in Android-based XperiaTM smartphone quarterly sales
•	28 million Xperia smartphones shipped to date

The consolidated financial summary for Sony Ericsson Mobile Communications AB (Sony Ericsson) for the fourth quarter and full year ended December 31, 2011 is as follows*:

	Q4 2010	Q3 2011	Q4 2011	FY 2010	FY 2011
Number of units shipped (million)	11.2	9.5	9.0	43.1	34.4
Average selling price (Euro)	136	166	143	146	152
Sales (Euro m.)	1,528	1,586	1,288	6,294	5,212
Gross margin (%)	30%	27%	24%	29%	28%
Operating income (Euro m.)	39	38	-227	159	-206
Operating margin (%)	3%	2%	-18%	3%	-4%
Restructuring charges (Euro m.)	-3	-	-93	-42	-93
Operating income excl. restructuring charges (Euro m.)	43	38	-134	202	-113
Operating margin excl. restructuring charges (%)	3%	2%	-10%	3%	-2%
Income before taxes (IBT) (Euro m.)	35	31	-247	147	-243
IBT excl. restructuring charges (Euro m.)	39	31	-154	189	-150
Net income (Euro m.)	8	0	-207	90	-247

*All amounts are according to Swedish GAAP.

Bert Nordberg, President and CEO of Sony Ericsson commented: “Our fourth quarter results reflected intense competition, unfavorable macroeconomic conditions and the effects of a natural disaster in Thailand this quarter. We are aligning our business to drive profitability and to meet customer needs. In spite of these challenges, throughout 2011 we’ve shifted our business from feature phones to smartphones, and our Android-based smartphone sales in the quarter increased by 65% year-on-year. The Xperia portfolio, including the recently announced Xperia NXT series, will serve as a cornerstone of our smartphone lineup in 2012.”
Units shipped during the quarter were 9 million, a 20% decrease year-on-year and a 5% decrease compared to last quarter. The year-on-year and sequential declines reflect a significantly lower number of feature phones shipped, partially offset by an increase in smartphone shipments. Sony Ericsson has shipped 28 million Xperia smartphones to date.

Average selling price (ASP) for the quarter was Euro 143, up 5% year-on-year but down 14% sequentially. The year-on-year increase is due to the shift to smartphones and geographic mix. The sequential decrease in ASP is attributed to geographic and product mix, including declining prices of products launched earlier in the year, and the absence of new products introduced in the fourth quarter.

Sales for the quarter were approximately Euro 1.3 billion, down 16% year-on-year and 19% quarter over quarter. The year-on-year decline reflects the decrease of feature phone sales which was only partially offset by an increase in smartphone sales.  The sequential decline is due to geographic and product mix, resulting in lower sales of both smartphones and feature phones. Fourth quarter sales were negatively impacted by macroeconomic challenges in advanced economies contributing to weaker holiday sales, and certain component shortages from the flooding in Thailand in late October and early November 2011. Xperia smartphones accounted for approximately 80% of total sales in the fourth quarter.

The gross margin for the quarter was 24%, a decrease of 6 percentage points year-on-year and 3 percentage points from the previous quarter. The year-on-year and sequential decreases are attributed to product and geographic mix. Fourth quarter gross margin was also adversely affected by intense smartphone price competition which more than offset the benefit of royalty and other items.

Loss before taxes, excluding restructuring charges, was Euro 154 million for the quarter, compared to income of Euro 39 million for the same quarter last year and of Euro 31 million in the previous quarter.  The year-on-year and sequential declines are due to lower gross margin and increased operational expenses, including higher development and selling expenses.

In December 2011, Sony Ericsson launched a restructuring program including global workforce reductions to reduce costs and drive competitiveness. Restructuring charges for the quarter are Euro 93 million and the program is estimated to be completed by the end of 2012.

The quarter ended in a net loss of Euro 207 million, compared to a net income of Euro 8 million in the same quarter of the previous year, and essentially a break even result in the previous quarter.

Cash flow from operating activities during the quarter was negative Euro 26 million. External borrowings were Euro 19 million during the quarter. Total borrowings were Euro 742 million at the end of the quarter. Total cash balances at December 31, 2011 were Euro 442 million.

Sony Ericsson estimates that its share of the global Android-based smartphone market was 10% in volume and 7% in value during the quarter and 10% in volume and 10% in value for the full year.

Sony Ericsson estimates that the global smartphone market for the full year 2011 increased by 60% in volume to 463 million units. Sony Ericsson estimates strong growth in the smartphone market in 2012.

In October 2011 Sony Corporation (“Sony”) and Telefonaktiebolaget LM Ericsson (“Ericsson”) announced that Sony will acquire Ericsson’s stake in Sony Ericsson and that Sony Ericsson will become a wholly-owned subsidiary of Sony.  The transaction is expected to close in late January to February, subject to customary closing conditions, including regulatory approvals.

The liquid identity is a registered trademark of Sony Ericsson Mobile Communications AB. Xperia™ is a trademark of Sony Ericsson Mobile Communications AB. Sony is a registered trademark of Sony Corporation. Ericsson is a registered trademark of Telefonaktiebolaget LM Ericsson. Any rights not expressly granted herein are reserved and subject to change without prior notice.

EDITOR’S NOTES:

Financial statements:
Consolidated income statement
Consolidated income statement – isolated quarters
Consolidated balance sheet
Consolidated statement of cash flows
Consolidated statement of cash flows – isolated quarters
Net sales by market area by quarter

About Sony Ericsson
Sony Ericsson is a 50:50 joint venture between Sony Corporation (“Sony”) and Telefonaktiebolaget LM Ericsson (“Ericsson”). In October 2011 it was announced by Sony and Ericsson that Sony will acquire Ericsson’s stake in the company and that Sony Ericsson will become a wholly-owned subsidiary of Sony. The transaction is expected to close in late January to February, subject to customary closing conditions, including regulatory approvals. Over the years Sony Ericsson has brought together the best communication technologies with superior entertainment user experiences to create its Xperia™ line of the ‘most entertaining smartphones’ in the mobile handset industry. With its global corporate functions in London, Sony Ericsson has sales and marketing operations in all major regions of the world, as well as manufacturing in China, and product development sites in China, Japan, Sweden and Silicon Valley, California. For more information, please visit: www.sonyericsson.com/press.

- ENDS –

CONTACTS:

Ericsson investor relations
Stefan Jelvin (Stockholm) +46 10 714 2039

Sony investor relations
Yoshinori Hashitani (Tokyo) +81 3 6748 2111
Yas Hasegawa (London) +44 20 7426 8696

Press / Media
Sony Ericsson global communications and PR
Cathy Davies (London) +44 208 762 5879
Holly Rossetti (London) + 44 208 762 5851
Gustaf Brusewitz (London) +44 208 762 5805

This press release contains forward-looking statements that involve inherent risks and uncertainties. Sony Ericsson has identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see Sony's and Ericsson's filings with the US Securities and Exchange Commission, particularly each company's latest published Annual Report on Form 20-F.

Sony Ericsson
CONSOLIDATED INCOME STATEMENT*

	Oct-Dec				Jan-Dec
EUR million	2010	2011	Change		2010	2011	Change

Net sales	1 528	1 288	-16%		6 294	5 212	-17%
Cost of sales	-1 069	-985	-8%		-4 440	-3 735	-16%
Gross profit	459	303	-34%		1 853	1 477	-20%
Gross margin %	30%	24%	-6	pp	29%	28%	-1	pp

Research and development expenses	-191	-268	40%		-746	-815	9%
Selling and administrative expenses	-236	-270	14%		-986	-900	-9%
Operating expenses**	-427	-538	26%		-1 732	-1 715	-1%

Other operating income, net	7	8	14%		38	32	-16%
Operating income	39	-227	-682%		159	-206	-230%
Operating margin %	3%	-18%	-21	pp	3%	-4%	-7	pp

Financial income	2	4	100%		18	19	6%
Financial expenses	-6	-24	300%		-30	-56	87%
Income before taxes	35	-247	-806%		147	-243	-265%

Taxes	-27	46	-267%		-48	19	-140%
Minority interest	0	-6	-		-9	-23	156%
Net income	8	-207	-2688%		90	-247	-374%

Number of units shipped (million)	11,2	9,0	-20%		43,1	34,4	-20%
ASP (EUR)	136	143	5%		146	152	4%

EUR million	Oct-Dec				Jan-Dec
Restructuring charges	2010	2011			2010	2011
Cost of sales	2	0			-32	0
Research and development expenses	0	-55			7	-55
Selling and administrative expenses	-5	-38			-17	-38
Total	-3	-93			-42	-93

* All amounts are according to Swedish GAAP
**Operating expenses in 2010 have been restated to reflect certain organizational changes.

Sony Ericsson
CONSOLIDATED INCOME STATEMENT - ISOLATED QUARTERS*

	2010				2011
EUR million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Net sales	1 ,405	1 ,757	1 ,603	1 ,528	1, 145	1, 193	1, 586	1 ,288
Cost of sales	-975	-1,266	-1,130	-1,069	-763	-828	-1,159	-985
Gross profit	429	492	473	459	382	365	427	303
Gross margin %	31%	28%	30%	30%	33%	31%	27%	24%

Research and development expenses	-185	-191	-179	-191	-173	-184	-190	-268
Selling and administrative expenses	-238	-272	-241	-236	-199	-224	-207	-270
Operating expenses**	-423	-463	-420	-427	-372	-408	-397	-538

Other operating income, net	14	7	10	7	10	6	8	8
Operating income	20	36	63	39	19	-37	38	-227
Operating margin %	1%	2%	4%	3%	2%	-3%	2%	-18%

Financial income	7	2	7	2	3	5	7	4
Financial expenses	-9	-7	-8	-6	-8	-10	-14	-24
Income before taxes	18	31	62	35	15	-42	31	-247

Taxes	6	-16	-12	-27	-5	-3	-17	46
Minority interest	-3	-4	-2	0	1	-5	-14	-6
Net income	21	12	49	8	11	-50	0	-207

Number of units shipped (million)	10.5	11.0	10.4	11.2	8.1	7.6	9.5	9.0
ASP (EUR)	134	160	154	136	141	156	166	143

EUR million	2010				2011
Restructuring charges	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Cost of sales	2	-33	-3	2	-	-	-	0
Research and development expenses	-2	-1	5	0	-	-	-	-55
Selling and administrative expenses	-3	2	-6	-5	-	-	-	-38
Total	-3	-32	-4	-3	-	-	-	-93

* All amounts are according to Swedish GAAP.
** Operating expenses in 2010 have been restated to reflect certain organizational changes.

Sony Ericsson
CONSOLIDATED BALANCE SHEET*

	Dec 31	Jun 30	Sep 30	Dec 31
EUR million	2010	2011	2011	2011

ASSETS

Total fixed and financial assets	803	819	890	1,122

Current assets
Inventories	460	570	656	447
Accounts receivable	836	872	1,090	692
Other assets	295	330	408	380
Other short-term cash investments	276	329	301	270
Cash and bank	329	188	165	172
Total current assets	2,196	2, 289	2,620	1,961

Total assets	2,999	3 ,108	3,510	3,083

SHAREHOLDERS' EQUITY AND LIABILITIES

Shareholders' equity	532	451	507	309
Minority interest	42	43	60	58
Total equity	574	494	567	367

Borrowing, Non Current	100	0	0	0
Other long-term liabilities	32	31	40	44
Total long-term liabilities	132	31	40	44

Accounts payable	769	716	1 050	676
Borrowing, Current	130	769	718	742
Other current liabilities	1, 394	1,098	1,135	1,254
Total current liabilities	2 ,293	2,583	2,903	2,672

Total shareholders' equity and liabilities	2, 999	3,108	3, 510	3 ,083

Net cash**	375	-252	-252	-300

* All amounts are according to Swedish GAAP.
**Net cash is defined as cash and bank deposit plus short-term cash investments less interest-bearing liabilities.

Sony Ericsson
CONSOLIDATED STATEMENT OF CASH FLOWS*

	Oct-Dec		Jan-Dec
EUR million	2010	2011	2010	2011

OPERATING
Net income	8	-207	90	-247
Adjustments to reconcile net income to cash	-50	112	-156	-27
	-42	-95	-65	-274

Changes in operating net assets	-86	69	-183	-276
Cash flow from operating activities	-128	-26	-248	-550

INVESTING
Investing activities	-18	-19	-4	-113
Cash flow from investing activities	-18	-19	-4	-113

FINANCING
Financing activities	- 178	11	- 60	496
Cash flow from financing activities	-178	11	-60	496

Net change in cash	-324	-34	-312	-167
Cash, beginning of period	921	466	878	605
Translation difference in Cash	7	10	38	4
Cash, end of period	605	442	605	442

* All amounts are according to Swedish GAAP.

Sony Ericsson
CONSOLIDATED STATEMENT OF CASH FLOWS - ISOLATED QUARTERS*

	2010				2011
EUR million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

OPERATING
Net income	21	12	49	8	11	-50	0	-207
Adjustments to reconcile net income to cash	-44	4	-66	-50	-137	-29	27	112
	-23	16	-17	-42	-127	-79	27	-95

Changes in operating net assets	-72	13	-38	-86	-226	-145	26	69
Cash flow from operating activities	-94	29	-54	-128	-353	-224	53	-26

INVESTING
Investing activities	27	-15	2	-18	-14	-21	-58	-19
Cash flow from investing activities	27	-15	2	-18	-14	-21	-58	-19

FINANCING
Financing activities	150	0	- 32	- 178	375	165	- 56	11
Cash flow from financing activities	150	0	-32	-178	375	165	-56	11

Net change in cash	83	15	-85	-324	8	-80	-61	-34
Cash, beginning of period	878	980	1 039	921	605	599	516	466
Translation difference in Cash	19	45	-33	7	-14	-3	11	10
Cash, end of period	980	1, 039	921	605	599	516	466	442

* All amounts are according to Swedish GAAP.

Sony Ericsson
NET SALES BY MARKET AREA BY QUARTER*

EUR million	2010				2011
Isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Europe, Middle East & Africa **	711	876	837	795	485	435	480	571
Americas	201	223	222	205	151	193	121	199
Asia	493	659	544	528	509	565	985	518
Total	1,405	1, 757	1, 603	1, 528	1, 145	1, 193	1,586	1, 288
** of which Western Europe	525	668	632	569	307	323	313	355

	2010				2011
Sequential change (%)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Europe, Middle East & Africa **	-26%	23%	-4%	-5%	-39%	-10%	10%	19%
Americas	-9%	11%	0%	-8%	-26%	28%	-37%	64%
Asia	-12%	34%	-17%	-3%	-4%	11%	74%	-47%
Total	-20%	25%	-9%	-5%	-25%	4%	33%	-19%
** of which Western Europe	-23%	27%	-5%	-10%	-46%	5%	-3%	13%

	2010				2011
Year over year change (%)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Europe, Middle East & Africa **	-27%	-6%	-4%	-18%	-32%	-50%	-43%	-28%
Americas	1%	14%	-4%	-8%	-25%	-13%	-45%	-3%
Asia	-12%	17%	6%	-6%	3%	-14%	81%	-2%
Total	-19%	4%	-1%	-13%	-19%	-32%	-1%	-16%
** of which Western Europe	-27%	-1%	-1%	-16%	-42%	-52%	-50%	-38%

	2010				2011
Year to date	1003	1006	1009	1012	1103	1106	1109	1112
Europe, Middle East & Africa **	711	1 ,587	2 ,424	3 ,219	485	919	1, 399	1,970
Americas	201	424	646	851	151	345	466	664
Asia	493	1, 152	1, 695	2, 224	509	1,075	2,060	2,577
Total	1 ,405	3 ,162	4, 765	6 ,294	1, 145	2 ,339	3 925	5, 211
** of which Western Europe	525	1,193	1 ,825	2 ,393	307	630	944	1 ,298

	2010				2011
YTD year over year change (%)	1003	1006	1009	1012	1103	1106	1109	1112
Europe, Middle East & Africa **	-27%	-17%	-13%	-14%	-32%	-42%	-42%	-39%
Americas	1%	7%	3%	0%	-25%	-19%	-28%	-22%
Asia	-12%	3%	4%	1%	3%	-7%	22%	16%
Total	-19%	-8%	-5%	-7%	-19%	-26%	-18%	-17%
** of which Western Europe	-27%	-15%	-10%	-12%	-42%	-47%	-48%	-46%

*All amounts are according to Swedish GAAP.